UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G/A
Under the Securities Exchange Act of 1934
(Amendment No. 11 )*
21st Century Holding Company

(Name of Issuer)
Common Stock, $.01 Par Value

(Title of Class of Securities)
90136Q100

(CUSIP Number)
June 1, 2010

(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
     ☐ Rule 13d-1(b)
     ☐ Rule 13d-1(c)
     ☒ Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	90136Q100

1	NAMES OF REPORTING PERSONS
Michele Lawson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

	5	SOLE VOTING POWER

NUMBER OF		250,000

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		492,450(1)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		250,000(1)

WITH:	8	SHARED DISPOSITIVE POWER

492,450(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

492,450(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Represents 135,000 shares of Common Stock owned directly by Edward Lawson, Michele Lawson’s spouse; 107,450 shares of Common Stock beneficially owned by Edward Lawson pursuant to immediately exercisable stock options; 250,000 shares of Common Stock owned directly by Michele Lawson.
(2) Calculated on the basis of Common Stock, $.01 par value — 7,946,374 outstanding as of May 17, 2010.

Item 1.
(a)	Name of Issuer 21st Century Holding Company

(b)	Address of Issuer’s Principal Executive Offices 3661 West Oakland Park Blvd, Suite 300 Lauderdale Lakes, Florida 33311
Item 2.
(a)	Name of Person Filing

Michele Lawson

(b)	Address of Principal Business Office or, if none, Residence 1786 Valenzano Way, Henderson, NV 89012

(c)	Citizenship

U.S.A.

(d)	Title of Class of Securities

Common Stock, $.01 Par Value

(e)	CUSIP Number

90136Q100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
(a)	Amount beneficially owned:

492,450 (1)

(b)	Percent of class:

6% (2)

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote 250,000

(ii)	Shared power to vote or to direct the vote 492,450

(iii)	Sole power to dispose or to direct the disposition of 250,000

(iv)	Shared power to dispose or to direct the disposition of 492,450

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
Instruction: Dissolution of a group requires a response to this item.
Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person Not Applicable

Item 8.	Identification and Classification of Members of the Group Not Applicable

Item 9.	Notice of Dissolution of Group

Item 10.	Certifications

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: June 3, 2010

By:	/s/ Michele Lawson
Michele Lawson

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